Filed by Anadarko Petroleum Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                             Subject Company: Union Pacific Resources Group Inc.
                                                    Commission File No.  1-13916

THE INFORMATION IN THIS FILING REPLACES THE INFORMATION ON PAGE 22 OF THE RULE 425 FILING OF THE SLIDE PRESENTATION ON APRIL 3, 2000.

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                CANADA & ALASKA

  [Map highlighting APC acerage and exploration prospects in Alaska and Canada]

ALASKA

12 Leased Prospects:
3 Billion BOE Potential Reserves (net unrisked)

CANADA

Resource Potential:
12 Billion BOE

58 Leased Prospects:
290 MM BOE Potential Reserves (net unrisked)



                                                                              22
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All stockholders should read the proxy statement/prospectus concerning the merger that will be filed with the SEC and mailed to stockholders. The proxy statement/prospectus will contain important information that stockholders should consider before making any decision regarding the merger. You will be able to obtain the proxy statement/prospectus, as well as other filings containing information about Anadarko Petroleum Corporation and Union Pacific Resources Group Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from the Corporate Secretary of the appropriate company. Information regarding the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, is contained in Anadarko Petroleum Corporation's filing of its press release with the SEC under Rule 425 on April 3, 2000.